Filed by: Globix Corporation
                                                     Pursuant to Rule 425 under
                                         the Securities Act of 1933, as amended

                                    Subject company:  NEON Communications, Inc.
                                                         File Number: 021-51861


                     [NEON Communications, Inc. Letterhead]




                                February 24, 2005



TO HOLDERS OF
NEON COMMUNICATIONS, INC.
CLASS A WARRANTS

Dear Holders of NEON Communications, Inc. Class A Warrants:

Enclosed please find a copy of the joint proxy statement/prospectus of NEON Communications, Inc. ("NEON") and Globix Corporation ("Globix") relating to the special meetings of stockholders of NEON and Globix to consider and vote upon the proposed merger of a new wholly owned subsidiary of Globix with and into NEON, resulting in NEON becoming a wholly owned subsidiary of Globix (the "Merger") and related matters.

This joint proxy statement/prospectus is being provided to you for informational purposes. Under the terms of the Class A Warrant Agreement, prior to the exercise of your Class A warrants, you do not have any rights as stockholders of NEON and therefore will not be entitled to vote on the matters to be considered at the NEON special meeting.

This joint proxy statement/prospectus contains important information that you should consider in connection with any exercise of your Class A warrants. If you have any questions, you may contact Mr. Christopher E. Dalton, NEON's Senior Counsel, at (508) 621-1714.

                                         Sincerely,



                                         /s/  Stephen E. Courter
                                         -------------------------------------
                                         Stephen E. Courter
                                         Chief Executive Officer and President